FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Divestment of rights to Covis Pharma

6 November 2018 07:00 GMT

Divestment of rights to Alvesco,

Omnaris and Zetonna to Covis Pharma

AstraZeneca has entered into an agreement with Covis Pharma B.V. (Covis Pharma) to sell its rights to the medicines Alvesco (ciclesonide), used for the treatment of persistent asthma, and Omnaris and Zetonna (ciclesonide), used for the treatment of nasal symptoms associated with rhinitis. The rights cover markets outside the US and the US royalties for the medicines. Covis Pharma currently commercialises Alvesco,Omnaris and Zetonna in the US and will become the owner of the medicines upon closing. The transaction does not include the transfer of any AstraZeneca employees or facilities.

Mark Mallon, Executive Vice President, Global Product and Portfolio Strategy, said: "One of our strategic objectives is to divest parts of our portfolio, allowing us to allocate resources to develop innovative new medicines to address unmet patient needs. Covis Pharma has strong capabilities in marketing medicines around the world, and our agreement with them means patients will continue to benefit from Alvesco,Omnaris and Zetonna."

Michael Porter, Chief Executive Officer, Covis Pharma, said: "This is an exciting milestone for Covis Pharma and aligned with our strategy to build a global respiratory/allergy franchise. When we acquired the US rights for Alvesco, Omnaris and Zetonna in 2017, we recognised the importance of these medicines in the respiratory and allergy therapeutic area and we look forward to extending our reach to meet the needs of patients and physicians around the world."

Alvesco is an inhaled anti-inflammatory maintenance therapy delivered by a metered-dose inhaler to help control persistent asthma. Omnarisand Zetonna are nasal sprays for the treatment of nasal symptoms associated with seasonal allergic and allergic/non-allergic perennial rhinitis.The active ingredient in all three medicines is ciclesonide, a synthetic corticosteroid that helps relieve inflammation.

Financial Considerations
Covis Pharma will pay AstraZeneca $350 million upon closing, in addition to conditional sales-related payments of up to $21 million over four years from 2019. The agreement is subject to customary closing conditions and is expected to complete by the end of 2018. As AstraZeneca will not maintain a significant ongoing interest in the medicines following completion, the payments will be recognised as Other Operating Income in the Company's financial statements. Combined 2017 Product Sales of Alvesco, Omnaris and Zetonna, recorded by AstraZeneca, were $106 million. The agreement does not affect the Company's financial guidance for 2018.

About Covis Pharma
Covis Pharma is headquartered in Zug, Switzerland and is a global speciality pharmaceutical company that markets therapeutic solutions for patients with life-threatening conditions and chronic illnesses. Additional information is available at www.covispharma.com.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jennifer Hursit	UK/Global	+44 203 749 5762
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 November 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary